*PW

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549



10032334

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

OCT 01 2010

Washington, DC 110

SEC FILE NUMBER
8- 67928

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 06/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SpreadZero LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1133 Broadway Suite 1021
(No. and Street)

NY (City) NY (State) 10010 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann CPAs
(Name – *if individual, state last, first, middle name*)

1065 Ave of Americas (Address) NY (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PW

OATH OR AFFIRMATION

I, Stephen Murphy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Spreadzero LLC, as of 30 September, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

September 30, 2010

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPREADZERO LLC

(A Wholly-Owned Subsidiary of SpreadZero Holdings, Inc.)
(A Development Stage Company)

Report Pursuant to Rule 17a-5 of the
Securities and Exchange Commission

June 30, 2010

"Public"

SPREADZERO LLC
(A Wholly-Owned Subsidiary of SpreadZero Holdings, Inc.)
(A Development Stage Company)

Index



Mayer Hoffman McCann CPAs
The New York Practice of
Mayer Hoffman McCann P.C.
An Independent CPA Firm
1065 Avenue of the Americas
New York , NY 10018
ph: 212.790.5700 fax: 212.398.0267
www.mhm-pc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
SpreadZero LLC
(A Wholly-Owned Subsidiary of SpreadZero Holdings, Inc.)
(A Development Stage Company)

We have audited the accompanying statement of financial condition of SpreadZero LLC (a wholly-owned subsidiary of SpreadZero Holdings, Inc.) (a development stage company) as of June 30, 2010 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above, presents fairly, in all material respects, the financial position of SpreadZero LLC as of June 30, 2010, in conformity with accounting principles generally accepted in the United States of America.

The accompanying statement of financial condition has been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the statement of financial condition, the Company has not generated revenue, has experienced losses since inception and has limited cash on hand. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 2. The statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic statement of financial condition taken as a whole. The information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic statement of financial condition, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the basic statement of financial condition taken as a whole.

Mayer Hoffman McCann CPAs

New York, New York
September 29, 2010

SPREADZERO LLC
(A Wholly-Owned Subsidiary of SpreadZero Holdings, Inc.)
(A Development Stage Company)
Statement of Financial Condition
June 30, 2010

ASSETS

Cash	$ 21,749
Other assets	167
Total assets	$ 21,916

MEMBER'S EQUITY

Member's capital	$ 149,822
Deficit accumulated in the development stage	(127,906)
Total member's equity	$ 21,916

See accompanying notes.

SPREADZERO LLC
(A Wholly-Owned Subsidiary of SpreadZero Holdings, Inc.)
(A Development Stage Company)
Notes to Statement of Financial Condition

Note 1 - Description of Business

SpreadZero LLC (the "Company"), a wholly-owned subsidiary of SpreadZero Holdings, Inc. (the "Parent"), was formed as a limited liability company in Delaware on October 23, 2007. The Company was formed to engage in the management of its Parent's proprietary trading platform for debt and equity securities. To date, the Company has not generated revenue and its limited operations consist of start-up related activities. As such, the Company is considered to be a development stage enterprise.

On January 1, 2009, the Company became a registered broker-dealer with the Securities and Exchange Commission and member of the Financial Industry Regulatory Authority, Inc.

On August 4, 2009, the Company amended its limited liability agreement to change its fiscal year from December 31 to June 30.

Because the Company is a limited liability company, no member, director, manager, agent or employee of the Company is personally liable for the debts, obligations or liabilities of the Company, whether arising in contract, tort or otherwise, or for the acts or omissions of any member, director, manager, agent or employee of the Company.

Note 2 - Going Concern

To date, the Company has not generated revenue, has experienced losses since inception and has limited cash on hand. As of June 30, 2010, the Company has $21,749 in cash. Collectively, these factors raise substantial doubt about the Company's ability to continue as a going concern.

Management believes that its Parent will provide it with additional capital on an as-needed basis in the form of either loans or additional capital contributions to ensure that it is able to continue its operations. However, there are no assurances that its Parent will have sufficient cash flows to provide such funds without raising additional capital for itself and will be able to raise such capital on acceptable terms.

The accompanying statement of financial condition does not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Note 3 - Summary of Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Start-Up and Organizational Costs

Start-up and organizational costs are expensed as incurred.

Income Taxes

The Company is a single member limited liability corporation which is not subject to federal, state and local income. Any income tax liability owed on the Company's net income (loss) is payable by its Parent.

Note 4 - Related Party Transactions

The Company's Parent made a $49,938 cash contribution on June 10, 2008 for a 100% interest in the Company.

The Company's operating expenses are allocated to it by its Parent pursuant to an expense sharing arrangement. Pursuant to such arrangement, the Company is allocated its share of certain Parent operating costs monthly based upon usage and the mutual agreement of the Company and its Parent. For the eighteen months ended June 30, 2010 and for the period October 23, 2007 (date of inception) through June 30, 2010, the allocation of Company expenses contributed by its Parent as capital was $99,884.

Note 5 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

As of June 30, 2010, the Company had net capital of $21,749, which exceeded its minimum net capital requirement of $5,000 by $16,749. The Company's ratio of aggregate indebtedness to net capital was 0 to 1.

Note 6 - Subsequent Events

On July 31, 2010, the Parent agreed to treat certain expenses allocated to the Company pursuant to their expense sharing arrangement during July 2010 of $8,450 as a contribution of capital.

On August 31, 2010, the Parent agreed to treat certain expenses allocated to the Company pursuant to their expense sharing arrangement during August 2010 of $8,450 as a contribution of capital.

The Company evaluated its financial statements for subsequent events through September 29, 2010, the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

SPREADZERO LLC
(A Wholly-Owned Subsidiary of SpreadZero Holdings, Inc.)
(Supplementary Information)
Computation of Net Capital Pursuant to Rule 15c-3-1
of the Securities and Exchange Commission
June 30, 2010

Net capital:	
Total member's equity	$ 21,916
Deductions:	
Other assets	167
Net capital	$ 21,749
Aggregate indebtedness:	
Total aggregate indebtedness	$ -
Computation of net capital requirement:	
Minimum net capital required	$ 5,000
Excess net capital	$ 16,749
Ratio of aggregate indebtedness to net capital	0 to 1
Reconciliation with Company's computation of net capital (included in Part II of Form X-17A-5 as of June 30, 2010):	
Net capital, as reported in Company's Part II FOCUS report (unaudited)	$ 20,249
Reversal of accrued expense not yet incurred	1,500
Net capital per above	$ 21,749